September 29, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall Assistant Director
	Re:	Apex Silver Mines Limited Form S-3 filed June 9, 2006 File No. 333-134912
Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006 File No. 001-13627
Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Filed May 9, 2006 Form No. 1-13627

Dear Mr. Schwall:

        On behalf of Apex Silver Mines Limited (the "Company"), set forth below are the responses of the Company to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated August 29, 2006 (the "SEC Letter"), regarding the above-referenced filings.

        We have enclosed clean paper copies of the draft Form 10-K/A for the fiscal year ended December 31, 2005, as well as copies marked to show changes from the original filing. The clean and marked copies of the Form 10-K have been hand marked with the relevant comment number to indicate the location of the requested revisions. For the convenience of the Staff, we have transcribed the comments being addressed and the Company's responses to each comment in sequence. Responses are provided immediately below the relevant comment. Page references appearing in the comment responses below refer to pages in the enclosed clean and marked copies, respectively.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

        1.     Please file an amendment to your Form 10-K to include the revised auditors' report that you reference in response to prior comment 2, covering the inception-to-date information; and to expand the disclosure of your Note 1 in response to prior comment 4, regarding your inception date and the accounting for your recapitalization.

        Response:    The requested changes will be made in the amendment to the Company's Annual Report in Form 10-K for the fiscal year ended December 31, 2005 (the "Amendment") and are shown on page F-2 (with respect to the revised auditors' report) and page F-10 (with respect to the expanded disclosure in Note 1) of the enclosed blackline.

Financial Statements

Note 2—Summary of Significant Accounting Policies, page F-10

f.
Mining properties, exploration and development costs, page F-11

        2.     We note your response to prior comment 5 and proposed additional disclosure for future filings stating that in accordance with EITF 04-3, you include any value beyond proven and probable (VBPP) reserves when allocating mineral property acquisition costs. Please include this additional disclosure in your

Form 10-K amendment, further modified to clarify how you allocate such VBPP between the mineral property acquisition costs that you capitalize and the acquisition costs of "undervalued" mineral properties that you expense. Please contact us by telephone to discuss.

        Response:    The requested changes will be made in Note 2(f) of the consolidated financial statements in the Amendment and are shown on page F-12 of the enclosed blackline.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Reserves, page 9

        3.     Please amend the filing, as proposed in your draft response to prior comment 10, concerning the disclosure of the proven and probable reserves, although combining the two tables and differentiating between the oxide and sulfide ores as subsets of the categories within your table of proven and probable reserves.

        Response:    As discussed with the staff, the reserve table, reformatted as set forth below in response to this comment and prior comment 10, will be included in future filings.

Proven and Probable Reserves
		Average Grade			Contained Metals(1)
	Tonnes of ore (000s)	Silver Grade (g/tonne)	Zinc Grade (%)	Lead Grade (%)	Silver Ounces (000s)	Zinc Tonnes (000s)	Lead Tonnes (000s)
Sulfide Ore
Proven
Probable
Oxide Ore
Proven
Probable
Total

(1)
Amounts are shown as contained metals in ore and therefore do not reflect losses in the recovery process. Sulfide ore reserves are expected to have an approximate average recovery of     % for silver,    % for zinc and    % for lead. Oxide ore reserves are expected to have an average recovery of    % for silver and    % for lead. Based on the assumptions contained in the reserve report prepared by Mine Reserves Associates, Inc., the estimated strip ratio of the mine is    :1.

Exploration, page 11

        4.     Your responses to prior comments 11 and 12 indicate that the requested disclosure was not necessary, as these properties were not material or of major significance. Please review your filing to include a statement to that effect along with any references to those properties; your view on their relative significance should be clear.

        Response:    The requested disclosure will be made in the Amendment and is shown on page 11 of the enclosed blackline.

Exhibit 23.2

        5.     Please include the revised consent of Mine Reserves Associates, Inc., as described in your response to prior comment 13.

        Response: A revised consent, including the signature date of March 31, 2006, will be filed as Exhibit 23.2 to the Amendment.

        Please call me at 303-892-7356 or Brian Boonstra at 303-892-7348 if you would like to discuss these matters.

Regards,
/s/ DEBORAH FRIEDMAN
Deborah Friedman for DAVIS GRAHAM & STUBBS LLP
cc:
Carmen Moncada-Terry, Division of Corporation Finance
Timothy Levenberg, Division of Corporation Finance
Gerald J. Malys, Apex Silver Mines Limited
Robert P. Vogels, Apex Silver Mines Limited